Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2023, our 2022 annual consolidated financial statements and our 2022 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2023 outlook, and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of October 31, 2023.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary – an overview of our business and key financial highlights	3

•	Results of Operations – a comparison of our current and prior-year period results	4

•	Investment in LSEG – a discussion of our current ownership interest in LSEG	12

•	Liquidity and Capital Resources – a discussion of our cash flow and debt	13

•	Outlook – our financial outlook, including material assumptions and material risks	19

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited and other related parties	21

•	Subsequent Events – a discussion of material events occurring after September 30, 2023 and through the date of this management’s discussion and analysis	22

•	Changes in Accounting Policies – a discussion of changes in our accounting policies	22

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	22

•	Additional Information – other required disclosures	22

•	Appendix – supplemental information	24

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS basis. We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

As of September 30, 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. While we have always excluded amortization from acquired identifiable intangible assets other than computer software from our definition of adjusted earnings, this change aligns our treatment of amortization for all acquired intangible assets. Prior period amounts were revised for comparability.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

The following terms in this management’s discussion and analysis have the following meanings, unless otherwise indicated:

Term	Definition
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone
bp	Basis points — one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
Change Program	A two-year initiative, completed in December 2022, that focused on transforming our company from a holding company to an operating company and from a content provider into a content-driven technology company
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings per share
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods
Refinitiv	Our former Financial & Risk business, which is now the Data & Analytics business of LSEG. We owned 45% of Refinitiv from October 1, 2018 through January 29, 2021
Woodbridge	Woodbridge Company Limited, our principal and controlling shareholder
YPL	York Parent Limited, the entity that owns LSEG shares, which is jointly owned by our company and the Blackstone consortium. A group of current LSEG and former members of Refinitiv senior management also owns part of YPL. References to YPL also include its subsidiaries. YPL was previously known as Refinitiv Holdings Limited prior to the sale of Refinitiv to LSEG on January 29, 2021
$ and US$	U.S. dollars
£	British pounds sterling

Executive Summary

Our company

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

We derive most of our revenues from selling information and software solutions, primarily on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized as five reportable segments reflecting how we manage our businesses.

Third Quarter 2023 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via LSEG products.

Global Print Provides legal and tax information primarily in print format to customers around the world.

We refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments, on a combined basis, as our “Big 3” segments.

Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience, and product and content development, as well as our global facilities. Costs relating to these activities are allocated to our business segments. We also report “Corporate costs”, which includes expenses for centrally managed functions such as finance, legal and human resources. In 2022, Corporate costs also included expenses related to the Change Program.

Key Financial Highlights

We continued to see good momentum in our business during the third quarter of 2023, despite a continuing uncertain macro-economic and geopolitical environment. While the loss of revenues from divested businesses mitigated total revenue growth to 1%, we reported organic growth of 6% driven by growth in recurring and transactions revenues in our “Big 3” segments. Adjusted EBITDA margin increased to 39.6% in the third quarter of 2023 from 34.0% in the third quarter of 2022, benefiting from higher revenues and lower costs, which reflected Change Program investments made in the prior-year period, as well as the timing of expenses that we largely expect to normalize in the fourth quarter of 2023.

We continued to see strong performance from our Westlaw, Practical Law, HighQ, Confirmation and international businesses, and have been pleased with the performance of our recent SurePrep acquisition. We also continue to experience tighter customer discretionary budgets in a few pockets of our business, including in our Corporates segment, where sales cycles continue to lengthen, and in our Events and digital advertising businesses within our Reuters News segment, where growth has softened. Reflecting the momentum in our business, we are maintaining our full-year outlook for organic revenue growth, adjusted EBITDA margin and free cash flow. Refer to the Outlook section of this management’s discussion and analysis for a further discussion of our 2023 outlook.

We continue to build on the opportunities that generative AI brings us. In the third quarter of 2023, we acquired Casetext, which uses artificial intelligence and machine learning to enable legal professionals to work more efficiently, for $650 million. We also acquired Imagen Ltd, a media asset management company, which is now part of our Reuters News segment.

Our capital capacity and liquidity remain a key asset. In the first nine months of 2023, we sold approximately 55.1 million LSEG shares for gross proceeds of $5.4 billion. In June of 2023, we returned approximately $2.0 billion of these proceeds to our shareholders in a return of capital transaction, which reduced our outstanding common shares by 15.8 million. On November 1, 2023, we announced the renewal of our normal course issuer bid pursuant to which we plan to repurchase up to $1.0 billion of our common shares. Earlier in the year, we completed our $2.0 billion share repurchase program with the repurchase of $718 million of our common shares. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of our expenses and operating profit in 2022.

The section below contains non-IFRS measures where indicated. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Consolidated results

	Three months ended September 30,				Nine months ended September 30,
			Change					Change
(millions of U.S. dollars, except per share amounts and margins)	2023	2022	Total	Constant Currency	2023	2022		Total	Constant Currency
IFRS Financial Measures
Revenues	1,594	1,574	1%		4,979	4,862		2%
Operating profit	441	398	11%		1,774	1,203		47%
Diluted earnings per share	$0.80	$0.47	70%		$4.31	$2.30		87%
Non-IFRS Financial Measures
Revenues	1,594	1,574	1%	1%	4,979	4,862		2%	3%
Organic revenue growth				6%					6%
Adjusted EBITDA	632	535	18%	17%	1,971	1,696		16%	16%
Adjusted EBITDA margin	39.6%	34.0%	560bp	550bp	39.5%	34.9%		460bp	430bp
Adjusted EBITDA less accrued capital expenditures	499	391	28%		1,592	1,289		24%
Adjusted EBITDA less accrued capital expenditures margin	31.3%	24.8%	650bp		31.9%	26.5%		540bp
Adjusted EPS	$0.82	$0.58(1)	41%	41%	$2.53	$1.87	(1)	35%	35%
“Big 3” Segments
Revenues	1,282	1,264	1%	1%	4,039	3,916		3%	4%
Organic revenue growth				7%					7%
Adjusted EBITDA	566	530	7%	6%	1,784	1,638		9%	9%
Adjusted EBITDA margin	44.0%	41.9%	210bp	210bp	44.0%	41.8%		220bp	200bp

(1)

In the third quarter of 2023, we amended our definition of adjusted earnings and adjusted EPS to exclude amortization from acquired computer software. We revised the comparative 2022 periods to reflect the current period presentation. Refer to Appendices A and B of this management’s discussion and analysis for additional information.

Revenues

	Three months ended September 30,					Nine months ended September 30,
			Change					Change

(millions of U.S. dollars)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	1,323	1,291	2%	2%	7%	3,969	3,882	2%	3%	6%
Transactions revenues	134	137	(2%)	(2%)	9%	602	550	9%	10%	9%
Global Print revenues	137	146	(6%)	(5%)	(4%)	408	430	(5%)	(4%)	(3%)
Revenues	1,594	1,574	1%	1%	6%	4,979	4,862	2%	3%	6%

Revenues in the third quarter increased 1% in total and in constant currency as growth in recurring revenues, as well as contributions from acquisitions, (primarily SurePrep in January 2023), was largely offset by the loss of revenues from businesses we divested. Foreign currency had no impact on consolidated revenue growth in the quarter. On an organic basis, total revenues increased 6%, driven by 7% growth in recurring revenues (83% of total revenues) and 9% growth in transactions revenues. Global Print revenues declined 4% on an organic basis.

Revenues in the nine-month period increased 2% in total and 3% in constant currency. Foreign currency had a 1% negative impact on consolidated revenue growth. Total revenue growth was negatively impacted by divestitures. On an organic basis, total revenues increased 6%, driven by 6% growth in recurring revenues (80% of total revenues) and 9% growth in transactions revenues. Global Print revenues declined 3% on an organic basis.

Revenues from the “Big 3” segments in the third quarter increased 1% in total and in constant currency. On an organic basis, revenues increased 7%, driven by 7% growth in recurring revenues and 9% growth in transactions revenues. In the nine-month period, revenues from the “Big 3” segments increased 3% in total and 4% in constant currency. Foreign currency had a 1% negative impact on revenue growth. On an organic basis, revenues increased 7% driven by 7% growth in recurring revenues and 10% growth in transactions revenues. Our “Big 3” segments represented approximately 80% and 81% of our total revenues in the third quarter and nine-month period of 2023, respectively.

In the nine-month period, the negative impact from foreign currency on revenue growth reflected the strengthening of the U.S. dollar against most major currencies, including the British pound sterling, Canadian dollar and Argentine peso, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

Operating profit increased 11% in the third quarter driven by higher revenues and lower costs. Operating profit increased 47% in the nine-month period due to the gain on the sale of a majority stake in our Elite business. Higher revenues, lower costs and a gain from the sale of a subsidiary to a company affiliated with Woodbridge also contributed to operating profit growth in the nine-month period. See the “Related Party Transactions” section of this management’s discussion and analysis for additional information about our transactions with Woodbridge.

In the third quarter, adjusted EBITDA increased 18% due to higher revenues and lower costs. The related margin increased to 39.6% from 34.0% in the prior-year period. Lower costs reflected Change Program investments made in the prior-year period, which benefited the year-over-year change in adjusted EBITDA margin by 290bp, as well as the timing of expenses, which we expect to largely normalize in the fourth quarter. Foreign currency contributed 10bp to the year-over-year change in adjusted EBITDA margin.

In the nine-month period, adjusted EBITDA, which also excludes the gains on the sale of Elite and the sale of our subsidiary to Woodbridge mentioned above, as well as other adjustments, increased 16% due to higher revenues and lower costs. The related margin increased to 39.5% from 34.9% in the prior year period. As in the quarter, lower costs reflected Change Program investments made in the prior-year period, which benefited the year-over-year change in adjusted EBITDA margin by 220bp. Foreign currency contributed 30bp to the year-over-year change in adjusted EBITDA margin.

In both periods, adjusted EBITDA less accrued capital expenditures and the related margin increased due to higher adjusted EBITDA and lower accrued capital expenditures.

Operating expenses

	Three months ended September 30,				Nine months ended September 30,

			Change				Change

(millions of U.S. dollars)	2023	2022	Total	Constant Currency	2023	2022	Total	Constant Currency
Operating expenses	958	1,023	(6%)	(8%)	3,022	3,145	(4%)	(4%)
Remove fair value adjustments(1)	6	16			1	21
Operating expenses, excluding fair value adjustments	964	1,039	(7%)	(8%)	3,023	3,166	(5%)	(4%)

(1)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Operating expenses, excluding fair value adjustments, decreased in total and in constant currency in both periods. The decrease was due to cost savings from the completion of our Change Program in 2022, lower costs related to divested businesses, as well as favorable timing of expenses related to incentive compensation, acquisition integration, and productivity initiatives. We expect the timing of our expenses to largely normalize in the fourth quarter. These items more than offset higher costs from acquisitions, as well as higher product, sales, and marketing expenses.

Depreciation and amortization

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	Change	2023	2022	Change
Depreciation	28	34	(20%)	87	110	(21%)
Amortization of computer software:
Internally developed	111	112	(1%)	329	327	1%
Acquisition related	21	7	191%	48	27	78%
Total amortization of computer software	132	119	11%	377	354	6%
Amortization of other identifiable intangible assets	24	25	(3%)	72	76	(4%)

●	Depreciation decreased in both periods due to the completion of depreciation of assets acquired in previous years.

●	Total amortization of computer software increased in both periods due to acquisitions.

●

Amortization of other identifiable intangible assets decreased in both periods as the completion of amortization of assets acquired in previous years more than offset expenses associated with recent acquisitions.

Other operating (losses) gains, net

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	2023	2022
Other operating (losses) gains, net	(11)	25	353	26

Other operating (losses) gains, net, in the third quarter of 2023 were not significant. The nine-month period of 2023 included a $347 million gain on the sale of a majority interest in our Elite business and a $23 million gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information). In the third quarter and nine-month period of 2022, other operating gains, net, included gains on the sale of two non-core businesses.

Net interest expense

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	Change	2023	2022	Change
Net interest expense	32	48	(35%)	121	145	(17%)

Net interest expense decreased in both periods due to interest income on the proceeds from the sale of our LSEG shares and a $12 million interest benefit associated with the release of tax reserves, which more than offset higher interest costs on commercial paper borrowings and net pension obligations. As substantially all our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged compared to the prior-year periods.

Other finance (income) costs

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	2023	2022
Other finance (income) costs	(117)	(448)	75	(862)

In the third quarter of 2023, other finance income included gains of $67 million from foreign exchange contracts that are intended to reduce foreign currency risk on a portion of our indirect investment in LSEG, which is denominated in British pounds sterling, and net foreign exchange gains on intercompany funding arrangements. In the nine-month period, other finance costs included $68 million of losses from foreign exchange contracts, as well as net foreign exchange losses on intercompany funding arrangements.

In the third quarter and nine-month period of 2022, other finance income included gains of $353 million and $673 million, respectively, from foreign exchange contracts, as well as net foreign exchange gains on intercompany funding arrangements.

Share of post-tax (losses) earnings in equity method investments

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	2023	2022
YPL	(167)	(520)	828	(543)
Other equity method investments	(7)	(5)	(13)	(9)
Share of post-tax (losses) earnings in equity method investments	(174)	(525)	815	(552)

Our investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which we have significant influence. The investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered a series of foreign exchange contracts to mitigate currency risk on its investment. See the “Investment in LSEG” section of this management’s discussion and analysis for additional information on the sales of LSEG shares in the first nine months of 2023.

Our share of post-tax (losses) or earnings in our YPL investment was comprised of the following items:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	2023	2022
(Decrease) increase in LSEG share price	(111)	(2)	587	687
Foreign exchange (losses) gains on LSEG shares	(107)	(543)	165	(1,317)
Dividend income	13	25	58	87
Loss from forward contract	-	-	(77)	-
Loss from call options	(1)	-	(1)	-
Historical excluded equity adjustment(1)	39	-	96	-
Total	(167)	(520)	828	(543)

(1)	Represents income from the recognition of a portion of the cumulative impact of equity transactions that were excluded from our investment in YPL.

Tax (benefit) expense

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	2023	2022
Tax (benefit) expense	(18)	8	397	156

The third quarter of 2023 included $38 million (2022 - $133 million) of tax benefits related to our loss in equity method investments and $15 million (2022 - $81 million) of tax expense related to other finance income, primarily from gains on foreign exchange contracts related to our investment in LSEG. The third quarter of 2023 also included $61 million of benefits from the release of tax reserves due to the expiration of applicable statutes of limitation.

The nine months ended September 30, 2023 included $195 million of tax expense (2022 - $150 million of tax benefits) related to our earnings or losses in equity method investments and $16 million of tax benefits (2022 - $159 million of tax expense) related to other finance costs or income. The nine-months ended September 30, 2023, also included benefits of $61 million from the release of tax reserves and $24 million from the settlement of a tax audit, as well as $78 million of expense related to the sale of a majority stake in Elite.

Additionally, the tax benefit or expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year.

The comparability of our tax (benefit) expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax (benefit) expense that impact comparability from period to period, including tax (benefit) expense associated with items that are removed from adjusted earnings:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2023	2022(1)	2023	2022(1)

Tax expense (benefit)

Tax items impacting comparability:

Discrete changes to uncertain tax positions(2)	(61)	-	(61)	-

Corporate tax laws and rates(3)	-	-	1	(10)
Deferred tax adjustments(4)	(1)	-	(4)	(35)

Subtotal	(62)	-	(64)	(45)
Tax related to:

Amortization of acquired computer software(1)	(5)	(2)	(12)	(6)

Amortization of other identifiable intangible assets	(5)	(6)	(17)	(17)

Other operating gains, net	(2)	5	75	5

Other finance (costs) income	15	81	(16)	159

Share of post-tax earnings (losses) in equity method investments	(38)	(133)	195	(150)

Other items	4	2	2	3

Subtotal	(31)	(53)	227	(6)

Total	(93)	(53)	163	(51)

(1)	Revised to reflect the current period presentation. Refer to Appendix A of this management’s discussion and analysis for additional information.
(2)	Relates to the release of tax reserves that are no longer required due to the expiration of statutes of limitation.
(3)	Consists primarily of adjustments to deferred tax balances due to changes in effective state tax rates.
(4)

Relates primarily to the recognition of a deferred tax asset for a tax basis step-up attributable to a non-U.S. subsidiary. The nine-month period in 2022 also included adjustments required for a business that was classified as held for sale during the period.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	2023	2022

Tax (benefit) expense	(18)	8	397	156

Remove: Items from above impacting comparability	93	53	(163)	51
Other adjustment:

Interim period effective tax rate normalization(1)	(2)	-	1	(3)

Total tax expense on adjusted earnings	73	61	235	204

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rates. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

We expect new tax legislation to be enacted in Canada later in 2023 that will reduce our ability to deduct interest expense against our Canadian income. As a result, we expect to increase our taxable profits in Canada against which we will apply tax loss carryforwards. When the legislation is enacted, we expect to recognize previously unrecognized tax loss carryforwards in our consolidated income statement and record corresponding deferred tax assets, the amount of which could be significant.

Results of Discontinued Operations

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	2023	2022
(Loss) earnings from discontinued operations, net of tax	(3)	(37)	21	(92)

In all periods, earnings or losses from discontinued operations, net of tax, were primarily comprised of earnings or losses arising on a receivable balance from LSEG relating to a tax indemnity. The earnings or losses were due to changes in foreign exchange and interest rates.

Net earnings and diluted earnings per share

	Three months ended September 30,				Nine months ended September 30,

			Change				Change

(millions of U.S. dollars, except per share amounts)	2023	2022	Total	Constant Currency	2023	2022	Total	Constant Currency
IFRS Financial Measures
Net earnings	367	228	61%		2,017	1,120	80%
Diluted earnings per share	$0.80	$0.47	70%		$4.31	$2.30	87%
Non-IFRS Financial Measures(1)
Adjusted earnings	375	279	35%		1,183	908	30%
Adjusted EPS	$0.82	$0.58	41%	41%	$2.53	$1.87	35%	35%

(1)

In the third quarter of 2023, we amended our definition of adjusted earnings and adjusted EPS to exclude amortization from acquired computer software. We revised the comparative 2022 periods to reflect the current presentation. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Net earnings and diluted EPS increased in the third quarter due to higher operating profit and lower income tax expense. While both periods included reductions in the value of our investment in LSEG, net of gains on related foreign exchange contracts, the third quarter of 2023 benefited from a lower net reduction. The increases in the nine-month period were due to higher operating profit and an increase in the value of our investment in LSEG, net of changes in the value of related foreign exchange contracts.

Adjusted earnings and adjusted EPS, which exclude the change in value of our LSEG investment and the related gains on foreign exchange contracts, as well as other adjustments, increased in both periods primarily due to higher adjusted EBITDA. Adjusted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases and our June 2023 return of capital transaction.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three and nine months ended September 30, 2023. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	661	658	-	-	6%	2,000	1,967	2%	2%	6%
Transactions revenues	27	43	(38%)	(37%)	12%	107	132	(19%)	(18%)	7%
Revenues	688	701	(2%)	(2%)	6%	2,107	2,099	-	1%	6%
Segment adjusted EBITDA	338	324	4%	3%		1,001	933	7%	7%
Segment adjusted EBITDA margin	49.1%	46.2%	290bp	260bp		47.5%	44.5%	300bp	280bp

Revenues decreased in total and in constant currency in the third quarter due to the loss of revenues from divested businesses. In the nine-month period, revenues increased slightly in total and in constant currency reflecting the same impact from divestitures.

On an organic basis, revenues increased in both periods due to growth in recurring revenues (96% of the Legal Professionals segment in the third quarter of 2023) led by Westlaw, Practical Law, HighQ and the segment’s international businesses. The divestiture of the Elite business also positively impacted the segment’s organic revenue growth. Transactions revenues (4% of the Legal Professionals segment in the third quarter of 2023) increased on an organic basis in both periods primarily due to the Government business.

Segment adjusted EBITDA and the related margin increased in both periods driven primarily by lower expenses. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp in the third quarter and 20bp in the nine-month period.

Corporates

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	349	330	6%	5%	8%	1,015	968	5%	5%	8%
Transactions revenues	42	43	(3%)	(4%)	(2%)	203	189	7%	7%	5%
Revenues	391	373	5%	4%	7%	1,218	1,157	5%	5%	7%
Segment adjusted EBITDA	164	147	12%	11%		481	443	9%	9%
Segment adjusted EBITDA margin	41.9%	39.2%	270bp	280bp		39.4%	38.2%	120bp	110bp

Revenues increased in total and constant currency in both periods, but were negatively impacted by the loss of revenues from divested businesses. The increases were driven by growth in recurring revenues (89% of the Corporates segment in the third quarter of 2023). Transactions revenues (11% of the Corporates segment in the third quarter of 2023) declined in the third quarter.

On an organic basis, revenues increased in the third quarter despite the lengthening of the segment’s sales cycles. Recurring revenue growth, driven by Practical Law, HighQ, CLEAR, and the segment’s businesses in Latin America, more than offset a slight decline in transactions revenues. In the nine-month period, the increase in organic revenues reflected both higher recurring and transactions revenues. Transactions revenues benefited from growth in the Confirmation and Trust businesses.

Segment adjusted EBITDA and the related margin increased in the third quarter due to higher revenues. Expenses were essentially unchanged compared to the prior-year period. Foreign currency had a 10bp negative impact on the year-over-year change in segment adjusted EBITDA margin in the quarter. In the nine-month period, the increases in segment adjusted EBITDA and the related margin were driven by higher revenues, which more than offset higher expenses. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 10bp.

Tax & Accounting Professionals

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	160	158	1%	2%	9%	503	507	(1%)	-	8%
Transactions revenues	43	32	37%	39%	20%	211	153	38%	41%	17%
Revenues	203	190	7%	8%	12%	714	660	8%	9%	11%
Segment adjusted EBITDA	64	59	8%	10%		302	262	15%	16%
Segment adjusted EBITDA margin	31.2%	31.0%	20bp	50bp		41.6%	39.7%	190bp	180bp

Revenues increased in total and constant currency in both periods driven by growth in transactions revenues (21% of the Tax & Accounting Professionals segment in the third quarter of 2023), which reflected the acquisition of SurePrep. Recurring revenue (79% of the Tax & Accounting Professionals segment in the third quarter of 2023) performance in both periods was negatively impacted by the loss of revenues from divested businesses.

On an organic basis, revenues increased in both periods due to growth in recurring and transactions revenues. The segment’s businesses in Latin America contributed to recurring revenue growth, while the Confirmation and SurePrep businesses drove the growth in transactions revenues.

Segment adjusted EBITDA and the related margin increased in both periods due to higher revenues and the timing of expenses. Foreign currency had a 30bp negative impact on the year-over-year change in segment adjusted EBITDA margin in the third quarter, but benefited the year-over-year change in the nine-month period by 10bp.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its revenues historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	158	152	4%	3%	3%	468	459	2%	2%	2%
Transactions revenues	22	19	17%	12%	9%	81	76	6%	2%	2%
Revenues	180	171	6%	5%	3%	549	535	3%	2%	2%
Segment adjusted EBITDA	37	33	10%	6%		111	114	(3%)	(10%)
Segment adjusted EBITDA margin	20.4%	19.7%	70bp	30bp		20.1%	21.4%	(130)bp	(280)bp

Revenues increased in total, in constant currency and on an organic basis in both periods due to the contractual price increase from the segment’s news and editorial agreement with the Data & Analytics business of LSEG, and growth in our transactional events and digital advertising revenues.

Reuters News and the Data & Analytics business of LSEG have an agreement pursuant to which Reuters News supplies news and editorial content to LSEG through October 1, 2048. Reuters News recorded revenues of $92 million (2022 - $90 million) and $276 million (2022 - $270 million) in the third quarter and nine-month period of 2023, respectively, under this agreement.

Segment adjusted EBITDA and the related margin increased in the third quarter primarily due to higher revenues. In the nine-month period, segment adjusted EBITDA and the related margin decreased primarily due to higher expenses, which included investments we made in the business. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp in the third quarter and 150bp in the nine-month period.

Global Print

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Revenues	137	146	(6%)	(5%)	(4%)	408	430	(5%)	(4%)	(3%)
Segment adjusted EBITDA	55	50	9%	8%		158	153	3%	3%
Segment adjusted EBITDA margin	39.6%	34.4%	520bp	480bp		38.6%	35.6%	300bp	280bp

Revenues decreased in total, constant currency and on an organic basis in both periods. While the declines on an organic basis were in line with our expectations, performance on a total and constant currency basis was further negatively impacted by the loss of revenues from divested businesses.

Segment adjusted EBITDA and the related margin increased in both periods as lower expenses, which reflected favorable timing of editorial and other labor costs, more than offset lower revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp in the third quarter and 20bp in the nine-month period.

Corporate costs

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	2023	2022
Corporate costs	26	78	82	209

Corporate costs decreased primarily because the prior year-periods included costs associated with the Change Program of $47 million and $111  million in the third quarter and nine-month period of 2022, respectively.

Investment in LSEG

We indirectly own shares in LSEG through YPL, an entity jointly owned by our company, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management.

During the third quarter and nine-month period of 2023, we received $1.5 billion and $5.4 billion, respectively, related to the transactions described below. Of these amounts, $1.5 billion and $5.2 billion were received in the third quarter and nine-month period of 2023, respectively, in the form of dividends from YPL.

●

On January 31, 2023, our company and Blackstone’s consortium collectively sold 21.2 million LSEG shares they co-own through YPL to Microsoft for a fixed U.S. dollar price of $94.50 per share. We received approximately $1.0 billion of gross proceeds from the sale of the 10.5 million shares our company indirectly owned. In conjunction with the sale of shares to Microsoft, LSEG amended the terms of contractual lock-up provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares.

●

On March 8, 2023, our company and Blackstone’s consortium collectively sold 28 million shares they co-own for £71.50 per share through a placing to institutional investors and an offer to retail investors. We received approximately $1.3 billion of gross proceeds from the sale of the 13.6 million shares our company indirectly owned, which included approximately $96 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment.

●

On May 19, 2023, our company and Blackstone’s consortium collectively sold 33 million shares they co-own for £80.50 per share through a placing to institutional investors and an offer to retail investors. We received approximately $1.6 billion of gross proceeds from the sale of the 15.3 million shares our company indirectly owned, which included approximately $28 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment.

●

On September 7, 2023, our company and Blackstone’s consortium collectively sold 35 million shares they co-own for £79.50 per share through a placing to institutional investors and an offer to retail investors. We received approximately $1.5 billion of gross proceeds from the sale of the 15.0 million shares our company indirectly owned, which included approximately $27 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment. We also received $8 million in dividends from YPL related to the sale of call options discussed below.

●

During the third quarter and nine-month period of 2023, LSEG repurchased 0.2 million and 1.7 million, respectively, of ordinary shares from YPL under an open market buyback program announced by LSEG in August 2022. We received proceeds of approximately $8 million and $70 million related to the approximately 0.1 million and 0.8 million shares our company indirectly owned and sold as part of this buyback in the third quarter and nine-month period of 2023, respectively.

As of September 30, 2023, our company indirectly owned approximately 16.9 million LSEG shares. In connection with the September 2023 transactions described above, YPL entered into call options to sell approximately 8.2 million LSEG shares with maturity dates in 2023 and 2024 in the event the LSEG share price exceeds specified levels. Our company’s share of these call options covers approximately 3.5 million shares. The approximately 13.4 million LSEG shares owned by our company and not subject to call options are subject to amended lock-up provisions under which it may sell approximately 6.1 million shares between March 2, 2024 and January 29, 2025, and approximately 7.3 million shares thereafter.

We paid $501 million of income tax in the first nine months of 2023 and expect to pay approximately $170 million later this year on these share sales and the related settlement of foreign exchange contracts. Relative to our remaining shares, we expect to pay 25% capital gains tax on proceeds above our tax basis of $0.8 billion.

See the “Liquidity and Capital Resources” section of the management’s discussion and analysis for information on our use of proceeds from the sale of LSEG shares.

Given the reduction in its ownership in 2023, YPL is only entitled to nominate one non-executive director to the board of LSEG. As such, Thomson Reuters is no longer entitled to nominate a representative to the board of LSEG.

The market value of our investment in LSEG on October 31, 2023 was approximately $1.7 billion, based on LSEG’s closing share price on that date and approximately 16.9 million shares.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, borrow under our credit facility, and issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

In the first nine months of 2023, we received gross proceeds of $5.4 billion, which included the settlement of foreign exchange contracts, from the sale of approximately 55.1 million LSEG shares. In June 2023, we returned $2.0 billion of these proceeds to shareholders through a return of capital transaction. On November 1, 2023, we announced the renewal of our normal course issuer bid pursuant to which we plan to repurchase up to $1.0 billion of our common shares. We plan to use the remaining proceeds to pursue organic and inorganic opportunities in key growth segments as well as for other general corporate purposes. For example, in 2023, we acquired Casetext, Inc., a business that uses artificial intelligence and machine learning to enable legal professionals to work more efficiently, Imagen Ltd, a media asset management company now part of our Reuters News segment, and SurePrep LLC, a provider of tax automation software and services. We plan to continue to sell LSEG shares in tranches subject to contractual lock-up provisions. We expect those proceeds will provide us with further options for investment and returns to shareholders (Refer to the “Investment in LSEG” section, and the “Share repurchases – Normal Course Issuer Bid (NCIB)” and “Return of capital and share consolidation” subsections below, of this management’s discussion and analysis for additional information).

Our capital strategy approach has provided us with a strong capital structure and liquidity position. Our disciplined approach and cash generative business model have allowed us to weather economic volatility in recent years caused by macroeconomic and geopolitical factors, while continuing to invest in our business. While we are closely monitoring the global disruption caused by Russia’s invasion of Ukraine and the ongoing Israel – Hamas conflict, our operations in those regions are not material to our business.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders.

As of September 30, 2023, we had $2.5 billion of cash on hand, which includes a portion of the proceeds from the sale of our LSEG shares. As a result, our net debt to adjusted EBITDA leverage ratio as of September 30, 2023 was 0.8:1, significantly lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio as of September 30, 2023 was 0.7:1, which is also well below the maximum leverage ratio allowed under the credit facility of 4.5:1. Our next scheduled debt maturities are in November 2023 and September 2024. We intend to redeem our $600 million term debt with cash on hand upon maturity in November 2023.

We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information —Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2023	2022	$ Change	2023	2022	$ Change
Net cash provided by operating activities	674	531	143	1,636	1,239	397
Net cash provided by (used in) investing activities	435	(93)	528	3,736	(526)	4,262
Net cash used in financing activities	(1,449)	(436)	(1,013)	(3,924)	(1,024)	(2,900)
Translation adjustments	(2)	(4)	2	(1)	(8)	7
(Decrease) increase in cash and cash equivalents	(342)	(2)	(340)	1,447	(319)	1,766
Cash and cash equivalents at beginning of period	2,858	461	2,397	1,069	778	291
Cash and cash equivalents at end of period	2,516	459	2,057	2,516	459	2,057
Non-IFRS Financial Measure(1)
Free cash flow	529	386	143	1,258	814	444

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating activities. Net cash provided by operating activities increased in both periods primarily due to the cash benefits from higher revenues and lower costs, lower tax payments and favorable movements in working capital.

Investing activities. In 2023, net cash provided by investing activities included $1,517 million and $5,393 million, in the third quarter and nine-month period, respectively, in proceeds from the sales of LSEG shares and $13 million and $58 million in the third quarter and nine-month period, respectively, in dividends from our LSEG investment. The nine-month period also included $418 million in proceeds from the sale of a majority stake in our Elite business. These inflows were partly offset by $273 million and $543 million in taxes paid on the sales of LSEG shares and certain other businesses, $145 million and $412 million of capital expenditures, and $678 million and $1,201 million of acquisition spending in the third quarter and nine-month period, respectively. Both periods included spending related to the acquisitions of Casetext and Imagen. The nine-month period also included the acquisition of SurePrep. See the “Investment in LSEG” section of this management’s discussion and analysis for additional information regarding the LSEG shares sales described above.

In 2022, net cash used in investing activities included $152 million and $460 million of capital expenditures and $19 million and $190 million of acquisition spending in the third quarter and nine-month period, respectively. These outflows were partly offset by $49 million and $111 million of dividends from YPL in the third quarter and nine-month period, respectively, a portion of which was related to YPL’s participation in LSEG’s share buyback program. Both periods also included the proceeds from the sale of certain non-core businesses. In the nine-month period, acquisition spending primarily included the April 2022 acquisition of ThoughtTrace, a business that uses artificial intelligence and machine learning to read, organize and manage document workflows.

Financing activities. In 2023, net cash used in financing activities reflected net repayments of borrowings under our commercial paper program of $1,214 million and $443 million in the third quarter and nine-month period, respectively. Each period also included returns to our common shareholders. The third quarter included $218 million of dividend payments. The nine-month period included $2,045 million through a return of capital and share consolidation transaction, $672 million of dividends and $718 million in share repurchases. Refer to the “Commercial paper program”, ”Dividends”, “Share repurchases – Normal Course Issuer Bid (NCIB)” and “Return of capital and share consolidation” subsections below for additional information.

In 2022, net cash used in financing activities in both periods reflected dividends paid to our common shareholders and share repurchases of $712 million and $1,325 million in the third quarter and nine-month period, respectively, which were partly offset by borrowings under our commercial paper program.

Cash and cash equivalents. Cash and cash equivalents on September 30, 2023, were significantly higher compared to the balance on December 31, 2022, reflecting the remaining proceeds from the sale of approximately 55.1 million of our indirectly owned LSEG shares.

Free cash flow. Free cash flow increased in both periods primarily due to higher cash flows from operating activities. Both periods in the prior year included investments in the Change Program. Free cash flow benefited from lower capital expenditures in each of the current year periods, while the nine-month period also benefited from proceeds on the sale of a subsidiary to a company affiliated with Woodbridge.

Additional information about our debt and credit arrangements, dividends, share repurchases and return of capital and share consolidation is as follows:

●

Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $638 million is included in “Current indebtedness” within the consolidated statement of financial position as of September 30, 2023. Issuances of commercial paper reached a peak of $1,840 million during the second quarter of 2023.

●

Credit facility. We have a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility as of September 30, 2023. Based on our current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURiBOR)/Simple Sterling Overnight Index Average (SONIA) plus 102.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If our debt rating is downgraded by Moody’s, S&P or Fitch, our facility fees and borrowing costs would increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, we may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of September 30, 2023, we complied with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 0.7:1.

●

Long-term debt. We did not issue notes or make any debt repayments in the nine months ended September 30, 2023. Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through July 29, 2024 under a base shelf prospectus. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. Neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance LLC and the subsidiary guarantors.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

In September 2023, Moody’s affirmed our credit ratings and raised our Outlook to Positive from Stable, citing resiliency of our business to withstand inflationary pressures and macroeconomic headwinds and strong capital allocation strategies, among other items.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Positive	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot ensure that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2023, we announced a 10% or $0.18 per share increase in the annualized dividend rate to $1.96 per common share (beginning with the common share dividend that we paid in March 2023). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend. In the second quarter of 2023, due to administrative complexities, we temporarily suspended our DRIP for any dividend payable in advance of the return of capital transaction and paid such dividends in cash. We resumed the DRIP after the completion of the return of capital transaction.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2023	2022	2023	2022
Dividends declared per common share	$0.490	$0.445	$1.470	$1.335
Dividends declared	224	215	686	648
Dividends reinvested	(6)	(7)	(14)	(21)
Dividends paid	218	208	672	627

●

Share repurchases – Normal Course Issuer Bid (NCIB). We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. On November 1, 2023, we announced that we plan to repurchase up to $1.0 billion of our common shares (refer to the “Subsequent Events’’ section of this management’s discussion and analysis for additional information). This new buyback program is in addition to the $2.0 billion repurchase program that we completed in the first quarter of 2023. Share repurchases are typically executed under a NCIB. Shares will be repurchased for the new buyback program under a renewed NCIB, which was approved by the TSX and effective on November 1, 2023. Under the renewed NCIB up to 10 million common shares may be repurchased between November 3, 2023 and November 2, 2024. We may repurchase common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases or share purchase program agreement purchases if we receive, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Share repurchases (millions of U.S. dollars)	-	504	718	698
Shares repurchased (number in millions)	-	4.6	6.0	6.5
Share repurchases – average price per share in U.S. dollars	-	$109.98	$120.10	$106.92

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

●

Return of capital and share consolidation. In June 2023, we returned approximately $2.0 billion to our shareholders through a return of capital transaction, which was funded from the proceeds of our company’s dispositions of LSEG shares (see the “Investment in LSEG” section of this management’s discussion and analysis for additional information on the sales of LSEG shares in the first nine months of 2023). The transaction consisted of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, at a ratio of 1 pre-consolidated share for 0.963957 post-consolidated shares. Shareholders who were subject to income tax in a jurisdiction other than Canada were given the opportunity to opt-out of the transaction. The share consolidation was proportional to the cash distribution and the share consolidation ratio was based on the volume weighted-average trading price of the shares on the NYSE for the five-trading day period immediately preceding June 23, 2023, the effective date for the return of capital transaction. Woodbridge, our principal shareholder, participated in this transaction. As a result of the share consolidation, our company’s outstanding common shares were reduced by 15.8 million common shares.

Financial position

Our total assets were $19.3 billion as of September 30, 2023, compared to $21.7 billion as of December 31, 2022. The decrease was primarily driven by our return of capital transaction.

As of September 30, 2023, our current assets exceeded our current liabilities. Typically, our current liabilities exceed our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we may reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	September 30,	December 31,

(millions of U.S. dollars)	2023	2022
Current indebtedness	1,480	1,647
Long-term indebtedness	2,878	3,114
Total debt	4,358	4,761
Swaps	(40)	(42)
Total debt after swaps	4,318	4,719
Remove fair value adjustments for hedges(1)	3	7
Total debt after currency hedging arrangements	4,321	4,726
Remove transaction costs, premiums or discounts included in the carrying value of debt	29	33
Add: Lease liabilities (current and non-current)	224	235
Less: cash and cash equivalents(2)	(2,516)	(1,069)
Net debt(3)	2,058	3,925
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(3)	2,604	2,329
Net debt / adjusted EBITDA(3)	0.8:1	1.7:1

(1)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.
(2)

Includes cash and cash equivalents of $102 million and $81 million as of September 30, 2023 and December 31, 2022, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by our company.

(3)

Amounts represent non-IFRS financial measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendices A and B of this management’s discussion and analysis for additional information of our non-IFRS financial measures and reconciliations to the most comparable IFRS measure.

As of September 30, 2023, our total debt position (after swaps) was $4.3 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. We intend to redeem our $600 million term debt with cash on hand upon maturity in November 2023. As of September 30, 2023, the average maturity of our term debt (total debt excluding commercial paper) was approximately seven years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The decrease in our net debt is primarily due to the increase in our cash and cash equivalents as well as a decrease in our commercial paper borrowings (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2022 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2023.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Through September 30, 2023, we paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of our current and former U.K. affiliates. HMRC is conducting an audit of the 2019 and 2020 taxation years and, based on recent discussions, management believes it is reasonably possible that HMRC may issue similar notices in the next three months for another taxation year, which could be significant. As we do not believe these current and former U.K. affiliates fall within the scope of the DPT regime, we will continue contesting these assessments through all available administrative and judicial remedies and we intend to vigorously defend our position. As the assessments largely relate to businesses we have sold, the majority are subject to indemnity arrangements under which we have been required to pay additional taxes to HMRC or the indemnity counterparty.

The Canadian tax authority, the Canada Revenue Agency (CRA), is conducting an audit of the 2016 to 2019 taxation years. Based on recent correspondence with CRA, management believes it is reasonably possible that CRA may issue notices of assessment related to certain transfer pricing matters and the disposition of a business and we may be required to pay a portion of such assessments, which could be significant. As we believe that CRA’s positions are without merit, we will contest any such assessments through all available administrative and judicial remedies and we intend to vigorously defend our position.

Because we believe our position is supported by the weight of law, we do not believe that the resolution of these matters will have a material adverse effect on our financial condition taken as a whole. Payments we make are not a reflection of our view on the merits of the case. As we expect to receive refunds of substantially all of the aggregate of amounts paid pursuant to these notices of assessment, we expect to continue recording substantially all of these payments as non-current receivables from HMRC, the indemnity counterparty or CRA on our financial statements. We expect that our existing sources of liquidity will be sufficient to fund any future required payments.

Guarantees

We have an investment in 3XSQ Associates, an entity jointly owned by one of our subsidiaries and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square office building (the building) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. We and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. We and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, we and a parent entity of Rudin entered into a cross-indemnification arrangement. We believe the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact our ability to borrow funds under our $2.0 billion syndicated credit facility or the related covenant calculation.

For additional information, please see the “Risk Factors” section of our 2022 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information —Cautionary Note Concerning Factors That May Affect Future Results”.

We communicated our original full-year 2023 business outlook in February 2023, and have updated our outlook each quarter. In November of 2023, we announced that we would maintain our full-year outlook as communicated in August 2023, except that we increased our outlook for depreciation and amortization due to acquisitions in the third quarter of 2023, and we reduced our outlook for interest expense to reflect a faster pace of LSEG monetization and the benefit of higher interest rates on our cash balances.

In the third quarter of 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. As part of this transition, our guidance includes new details about the components of amortization expense. Refer to Appendices A and B of this management’s discussion and analysis for additional information.

The following table sets forth our updated 2023 outlook, which includes non-IFRS financial measures. Our 2023 outlook:

●	assumes constant currency rates relative to 2022; and
●	does not factor in the impact of any acquisitions or divestitures that may occur in future periods.

We believe this type of guidance provides useful insight into the performance of our business.

While our 2023 performance to date provides us with confidence about our outlook, the macroeconomic backdrop remains uncertain with many signs that point to a weakening global economic environment amid rising interest rates, high inflation and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact our ability to achieve our outlook.

Total Thomson Reuters	2022 Actual	2023 Outlook 2/9/2023	2023 Outlook 5/2/2023	2023 Outlook 8/2/2023	2023 Outlook 11/1/2023
Revenue growth	4%	4.5% - 5.0%	3.0% - 3.5%	Unchanged	Unchanged
Organic revenue growth(1)	6%	5.5% - 6.0%	Unchanged	Unchanged	Unchanged
Adjusted EBITDA margin(1)	35.1%	Approx. 39%	Unchanged	Unchanged	Unchanged
Corporate costs	$293 million	$110 - $120 million	Unchanged	Unchanged	Unchanged
Core corporate costs	$122 million	$110 - $120 million
Change Program operating expenses	$171 million	n/a
Free cash flow(1)	$1.3 billion	Approx. $1.8 billion	Unchanged	Unchanged	Unchanged
Accrued capital expenditures as a percentage of revenues(1)	8.2%	Approx. 7.0%	Unchanged	Approx. 8.0%	Unchanged
Real estate optimization spend(2)	n/a	$30 million		n/a	n/a
Depreciation and amortization	$625 million	$595 - $625 million	Unchanged	Unchanged	$625 - $635 million
Depreciation and amortization of internally developed software	$586 million	$545 - 565 million			$555 - 560 million
Amortization of acquired software(3)	$39 million	$50 - $60 million			$70 - $75 million
Interest expense(4)	$196 million	$190 - $210 million	Unchanged	Approx. $190 million	$170 - $180 million
Effective tax rate on adjusted earnings(1)	17.7%	Approx. 18%	Unchanged	Approx. 17%	Unchanged

“Big 3” Segments(1)	2022 Actual	2023 Outlook 2/9/2023	2023 Outlook 5/2/2023	2023 Outlook 8/2/2023	2023 Outlook 11/1/2023
Revenue growth	5%	5.5% - 6.0%	3.5% - 4.0%	Unchanged	Unchanged
Organic revenue growth	7%	6.5% - 7.0%	Unchanged	Unchanged	Unchanged
Adjusted EBITDA margin	42.4%	Approx. 44%	Unchanged	Unchanged	Unchanged

(1)

Non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(2)	Real estate optimization spend in 2023 was incremental to the accrued capital expenditures as a percentage of revenues outlook, as presented on February 9 and May 2 of 2023.
(3)

As of September 30, 2023, we amended the definition of adjusted earnings and adjusted EPS to exclude amortization from acquired computer software. Refer to Appendices A and B of this management’s discussion and analysis for additional information.

(4)	Excludes a $12 million interest benefit associated with the release of tax reserves that is removed from adjusted earnings.

We expect our fourth-quarter 2023 organic revenue growth to be within the full-year 5.5% - 6.0% range and our adjusted EBITDA margin to be approximately 37%, reflecting growth investments, productivity initiatives and dilution from recent acquisitions.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our financial outlook, as updated in November 2023.

Revenues
Material assumptions	Material risks

● Uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility

● Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

● Continued ability to deliver innovative products that meet evolving customer demands

● Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

● Improvement in customer retention through commercial simplification efforts and customer service improvements

● Rising interest rates, inflation, geopolitical instability and lingering impacts from the pandemic (e.g. supply chain disruptions) continue to impact the global economy. The severity and duration of any one, or a combination, of these conditions could impact the global economy and lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility)

● Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

● Competitive pricing actions and product innovation could impact our revenues

● Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks
● Our ability to achieve revenue growth targets ● Business mix continues to shift to higher-growth product offerings

● Same as the risks above related to the revenue outlook

● Higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials

● Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks
● Our ability to achieve our revenue and adjusted EBITDA margin targets ● Accrued capital expenditures expected to approximate 8.0% of revenues

● Same as the risks above related to the revenue and adjusted EBITDA margin outlook

● A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

● Accrued capital expenditures may be higher than currently expected

● The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2022 does not significantly change in 2023

● Minimal changes in tax laws and treaties within the jurisdictions where we operate

● Significant gains that will prevent the imposition of certain minimum taxes

● No significant charges or benefits from the finalization of prior tax years

● Depreciation and amortization of internally developed computer software between $555 million and $560 million

● Interest expense of $170 - $180 million

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, we cannot reasonably predict (i) our share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of October 31, 2023, our principal shareholder, Woodbridge, beneficially owned approximately 69% of our common shares.

Transaction with Woodbridge

In March 2023, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $23 million. The subsidiary’s assets consisted of accumulated tax losses that management did not expect to utilize against future taxable income prior to their expiry based on currently enacted Canadian tax law. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $23 million was recorded within “Other operating (losses) gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized the independent fairness opinion to determine that the negotiated price between our company and Woodbridge was reasonable. After reviewing the matter, the Corporate Governance Committee approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at the committee meeting.

Transactions with YPL

In the nine months ended September 30, 2023, we received $5.2 billion of dividends from YPL primarily related to the sale of LSEG shares indirectly owned by our company. See the “Investment in LSEG” section of this management’s discussion and analysis for additional information.

Transactions with Elite

In June 2023, we sold a majority interest in our Elite business to TPG and retained a 19.9% minority interest with board representation. To facilitate the separation, we agreed to provide certain operational services to Elite, including technology and administrative services, for a specified period. From the date of the sale through September 30, 2023, we recorded $5 million as contra-expense related to these transactions.

As of September 30, 2023, the consolidated statement of financial position included a receivable from Elite of $33 million and a payable to Elite of $13 million related to all transactions between the two companies.

Except for the above transactions, there were no new significant related party transactions during the first nine months of 2023. Refer to the “Related Party Transactions” section of our 2022 annual management’s discussion and analysis, which is contained in our 2022 annual report, as well as note 31 of our 2022 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

Share repurchases

On November 1, 2023, we announced the renewal of our normal course issuer bid pursuant to which we plan to repurchase up to $1.0 billion of our common shares. The completion of this program will depend on certain factors such as market conditions, share price and other opportunities to invest capital for growth. (See the “Liquidity and Capital Resources – Share repurchases – Normal Course Issuer Bid (NCIB)” section of this management’s discussion and analysis for additional information.)

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2022 annual management’s discussion and analysis, which is contained in our 2022 annual report, for information regarding changes in accounting policies. Since the date of our 2022 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies. Refer to note 1 of our consolidated interim financial statements for the three and nine months ended September 30, 2023, for information regarding recent accounting amendments.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2022 annual management’s discussion and analysis, which is contained in our 2022 annual report, for additional information. Since the date of our 2022 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

We continue to operate in an uncertain macroeconomic and geopolitical environment caused by rising interest rates, high inflation, and ongoing geopolitical risks. We are closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on our businesses. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.

Additional Information

Basis of presentation

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There was no change in our internal control over financial reporting during the third quarter of 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of October 31, 2023, we had outstanding 455,491,082 common shares, 6,000,000 Series II preference shares 1,429,946 stock options and a total of 1,647,530 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2022 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedarplus.ca and in the United States with the Securities and Exchange Commission (SEC) at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our business outlook, statements regarding timing of expenses, our intentions to redeem our term debt maturing in November 2023 with cash on hand, target a dividend payout ratio of between 50% to 60% of our free cash flow, the Company’s intention to sell a portion of its shares in LSEG and the related tax payments on such sales, expectations regarding our liquidity and capital resources, and the impact of changes in Canadian tax legislation. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2022 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by a worsening of the global geopolitical, business and economic environments. There is no assurance that any forward-looking statement will materialize.

The Company’s business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.

The Company has provided a business outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

In the third quarter of 2023, we amended our definition of adjusted earnings and adjusted EPS to exclude amortization from acquired computer software. While we have always excluded amortization from acquired identifiable intangible assets other than computer software from adjusted earnings and adjusted EPS, this change aligns our treatment of amortization for all acquired intangible assets. Prior period amounts were revised for comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The following table sets forth our non-IFRS financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less accrued capital expenditures and the related margin

Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings from continuing operations

Accrued capital expenditures as a percentage of revenues
Accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings and diluted earnings per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax benefit (expense) plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

	Provides a basis to analyze the effective tax rate associated with adjusted earnings.	Tax benefit (expense)

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a

company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under the contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are

reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures and ratios:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprise approximately 80% of revenues and represent the core of our business information service product offerings.	Revenues Earnings from continuing operations

Appendix B

This appendix provides reconciliations of certain non-IFRS financial measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three and nine months ended September 30, 2023 and 2022 and year ended December 31, 2022.

Rounding

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,

(millions of U.S. dollars, except margins)	2023	2022	2023	2022	2022

Earnings from continuing operations	370	265	1,996	1,212	1,391

Adjustments to remove:

Tax (benefit) expense	(18)	8	397	156	259

Other finance (income) costs	(117)	(448)	75	(862)	(444)

Net interest expense	32	48	121	145	196

Amortization of other identifiable intangible assets	24	25	72	76	99

Amortization of computer software	132	119	377	354	485

Depreciation	28	34	87	110	140

EBITDA	451	51	3,125	1,191	2,126

Adjustments to remove:

Share of post-tax losses (earnings) in equity method investments	174	525	(815)	552	432

Other operating losses (gains), net	11	(25)	(353)	(26)	(211)

Fair value adjustments(1)	(4)	(16)	14	(21)	(18)

Adjusted EBITDA	632	535	1,971	1,696	2,329

Deduct: Accrued capital expenditures	(133)	(144)	(379)	(407)	(545)

Adjusted EBITDA less accrued capital expenditures	499	391	1,592	1,289	1,784

Adjusted EBITDA margin	39.6%	34.0%	39.5%	34.9%	35.1%

Adjusted EBITDA less accrued capital expenditures margin	31.3%	24.8%	31.9%	26.5%	26.9%

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Reconciliation of capital expenditures to accrued capital expenditures

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,

(millions of U.S. dollars)	2023	2022	2023	2022	2022

Capital expenditures	145	152	412	460	595

Remove: IFRS adjustment to cash basis	(12)	(8)	(33)	(53)	(50)

Accrued capital expenditures	133	144	379	407	545

Accrued capital expenditures as a percentage of revenues	n/a	n/a	n/a	n/a	8.2%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2023	2022	2023	2022	2022

Net earnings	367	228	2,017	1,120	1,338

Adjustments to remove:

Fair value adjustments(1)	(4)	(16)	14	(21)	(18)

Amortization of acquired computer software	21	7	48	27	39

Amortization of other identifiable intangible assets	24	25	72	76	99

Other operating losses (gains), net	11	(25)	(353)	(26)	(211)

Interest benefit impacting comparability(2)(3)	(12)	—	(12)	—	—

Other finance (income) costs	(117)	(448)	75	(862)	(444)

Share of post-tax losses (earnings) in equity method investments	174	525	(815)	552	432

Tax on above items(3)	(31)	(53)	227	(6)	(30)

Tax items impacting comparability(2)(3)	(62)	—	(64)	(45)	15

Loss (earnings) from discontinued operations, net of tax	3	37	(21)	92	53

Interim period effective tax rate normalization(3)	2	—	(1)	3	—

Dividends declared on preference shares	(1)	(1)	(4)	(2)	(3)

Adjusted earnings	375	279	1,183	908	1,270

Adjusted EPS	$0.82	$0.58	$2.53	$1.87	n/a

Diluted weighted-average common shares (millions)	456.1	483.9	466.8	486.3	n/a

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(2)	Release of tax and interest reserves due to the expiration of statutes of limitation.
(3)	For the three and nine months ended September 30, 2023 and 2022, see the “Results of Operations—Tax (benefit) expense” section of this management’s discussion and analysis for additional information.

Reconciliation of full-year effective tax rate on adjusted earnings

Year ended December 31,

(millions of U.S. dollars, except percentages)	2022

Adjusted earnings	1,270

Plus: Dividends declared on preference shares	3

Plus: Tax expense on adjusted earnings	274

Pre-tax adjusted earnings	1,547

IFRS tax expense	259

Remove tax related to:

Amortization of acquired computer software	8

Amortization of other identifiable intangible assets	22

Share of post-tax losses in equity method investments	124

Other finance income	(80)

Other operating gains, net	(42)

Other items	(2)

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	30

Remove: Tax items impacting comparability	(15)

Total – Remove all items impacting comparability	15

Tax expense on adjusted earnings	274

Effective tax rate on adjusted earnings	17.7%

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,

(millions of U.S. dollars)	2023	2022	2023	2022	2022

Net cash provided by operating activities	674	531	1,636	1,239	1,915

Capital expenditures	(145)	(152)	(412)	(460)	(595)

Other investing activities	14	25	82	87	88

Payments of lease principal	(13)	(17)	(44)	(50)	(65)

Dividends paid on preference shares	(1)	(1)	(4)	(2)	(3)

Free cash flow	529	386	1,258	814	1,340

Reconciliation of changes in revenues to changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)

	Three months ended September 30,

			Change

(millions of U.S. dollars)	2023	2022	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	688	701	(2%)	-	(2%)	(9%)	6%

Corporates	391	373	5%	1%	4%	(3%)	7%

Tax & Accounting Professionals	203	190	7%	(1%)	8%	(4%)	12%

“Big 3” Segments Combined	1,282	1,264	1%	-	1%	(6%)	7%

Reuters News	180	171	6%	1%	5%	1%	3%

Global Print	137	146	(6%)	-	(5%)	(1%)	(4%)

Eliminations/Rounding	(5)	(7)

Total revenues	1,594	1,574	1%	-	1%	(5%)	6%

Recurring Revenues

Legal Professionals	661	658	-	1%	-	(6%)	6%

Corporates	349	330	6%	1%	5%	(3%)	8%

Tax & Accounting Professionals	160	158	1%	(1%)	2%	(8%)	9%

“Big 3” Segments Combined	1,170	1,146	2%	1%	2%	(5%)	7%

Reuters News	158	152	4%	1%	3%	1%	3%

Eliminations/Rounding	(5)	(7)

Total recurring revenues	1,323	1,291	2%	1%	2%	(5%)	7%

Transactions Revenues

Legal Professionals	27	43	(38%)	(1%)	(37%)	(49%)	12%

Corporates	42	43	(3%)	1%	(4%)	(1%)	(2%)

Tax & Accounting Professionals	43	32	37%	(2%)	39%	19%	20%

“Big 3” Segments Combined	112	118	(5%)	(1%)	(4%)	(13%)	9%

Reuters News	22	19	17%	5%	12%	3%	9%

Total transactions revenues	134	137	(2%)	-	(2%)	(11%)	9%

	Nine months ended September 30,

			Change

(millions of U.S. dollars)	2023	2022	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	2,107	2,099	-	-	1%	(5%)	6%

Corporates	1,218	1,157	5%	-	5%	(2%)	7%

Tax & Accounting Professionals	714	660	8%	(1%)	9%	(1%)	11%

“Big 3” Segments Combined	4,039	3,916	3%	-	4%	(3%)	7%

Reuters News	549	535	3%	-	2%	-	2%

Global Print	408	430	(5%)	(1%)	(4%)	(1%)	(3%)

Eliminations/Rounding	(17)	(19)

Total revenues	4,979	4,862	2%	-	3%	(3%)	6%

Recurring Revenues

Legal Professionals	2,000	1,967	2%	-	2%	(4%)	6%

Corporates	1,015	968	5%	-	5%	(3%)	8%

Tax & Accounting Professionals	503	507	(1%)	(1%)	-	(8%)	8%

“Big 3” Segments Combined	3,518	3,442	2%	-	3%	(4%)	7%

Reuters News	468	459	2%	-	2%	-	2%

Eliminations/Rounding	(17)	(19)

Total recurring revenues	3,969	3,882	2%	-	3%	(4%)	6%

Transactions Revenues

Legal Professionals	107	132	(19%)	(1%)	(18%)	(25%)	7%

Corporates	203	189	7%	-	7%	2%	5%

Tax & Accounting Professionals	211	153	38%	(2%)	41%	23%	17%

“Big 3” Segments Combined	521	474	10%	(1%)	11%	1%	10%

Reuters News	81	76	6%	4%	2%	1%	2%

Total transactions revenues	602	550	9%	-	10%	1%	9%

	Year ended December 31,

			Change

(millions of U.S. dollars)	2022	2021	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	2,803	2,712	3%	(2%)	5%	(1%)	6%

Corporates	1,536	1,440	7%	(1%)	8%	-	8%

Tax & Accounting Professionals	986	915	8%	(1%)	8%	(1%)	9%

“Big 3” Segments Combined	5,325	5,067	5%	(1%)	6%	(1%)	7%

Reuters News	733	694	6%	(3%)	9%	-	9%

Global Print	592	609	(3%)	(2%)	(1%)	-	(1%)

Eliminations/Rounding	(23)	(22)

Total revenues	6,627	6,348	4%	(2%)	6%	-	6%

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended September 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2023	2022	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	338	324	4%	1%	3%

Corporates	164	147	12%	1%	11%

Tax & Accounting Professionals	64	59	8%	(2%)	10%

“Big 3” Segments Combined	566	530	7%	1%	6%

Reuters News	37	33	10%	3%	6%

Global Print	55	50	9%	1%	8%

Corporate costs	(26)	(78)	n/a	n/a	n/a

Adjusted EBITDA	632	535	18%	1%	17%

Adjusted EBITDA margin

Legal Professionals	49.1%	46.2%	290bp	30bp	260bp

Corporates	41.9%	39.2%	270bp	(10)bp	280bp

Tax & Accounting Professionals	31.2%	31.0%	20bp	(30)bp	50bp

“Big 3” Segments Combined	44.0%	41.9%	210bp	-	210bp

Reuters News	20.4%	19.7%	70bp	40bp	30bp

Global Print	39.6%	34.4%	520bp	40bp	480bp

Adjusted EBITDA margin	39.6%	34.0%	560bp	10bp	550bp

Operating expenses	958	1,023	(6%)	1%	(8%)

Adjusted EPS	$0.82	$0.58	41%	-	41%

	Nine months ended September 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2023	2022	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	1,001	933	7%	-	7%

Corporates	481	443	9%	-	9%

Tax & Accounting Professionals	302	262	15%	(1%)	16%

“Big 3” Segments Combined	1,784	1,638	9%	-	9%

Reuters News	111	114	(3%)	7%	(10%)

Global Print	158	153	3%	-	3%

Corporate costs	(82)	(209)	n/a	n/a	n/a

Adjusted EBITDA	1,971	1,696	16%	-	16%

Adjusted EBITDA margin

Legal Professionals	47.5%	44.5%	300bp	20bp	280bp

Corporates	39.4%	38.2%	120bp	10bp	110bp

Tax & Accounting Professionals	41.6%	39.7%	190bp	10bp	180bp

“Big 3” Segments Combined	44.0%	41.8%	220bp	20bp	200bp

Reuters News	20.1%	21.4%	(130)bp	150bp	(280)bp

Global Print	38.6%	35.6%	300bp	20bp	280bp

Adjusted EBITDA margin	39.5%	34.9%	460bp	30bp	430bp

Operating expenses	3,022	3,145	(4%)	-	(4%)

Adjusted EPS	$2.53	$1.87	35%	-	35%

Year ended December 31,

(millions of U.S. dollars, except margins)	2022

Adjusted EBITDA

Legal Professionals	1,227

Corporates	578

Tax & Accounting Professionals	451

“Big 3” Segments Combined	2,256

Reuters News	154

Global Print	212

Corporate costs	(293)

Adjusted EBITDA	2,329

Adjusted EBITDA margin

Legal Professionals	43.8%

Corporates	37.6%

Tax & Accounting Professionals	45.8%

“Big 3” Segments Combined	42.4%

Reuters News	21.0%

Global Print	35.7%

Adjusted EBITDA margin	35.1%

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

	Three months ended September 30, 2023

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues

Legal Professionals	688	1	689	338	49.1%

Corporates	391	-	391	164	41.9%

Tax & Accounting Professionals	203	1	204	64	31.2%

“Big 3” Segments Combined	1,282	2	1,284	566	44.0%

Reuters News	180	-	180	37	20.4%

Global Print	137	-	137	55	39.6%

Eliminations/Rounding	(5)	-	(5)	-	n/a

Corporate costs	-	-	-	(26)	n/a

Consolidated totals	1,594	2	1,596	632	39.6%

	Nine months ended September 30, 2023

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues

Legal Professionals	2,107	1	2,108	1,001	47.5%

Corporates	1,218	3	1,221	481	39.4%

Tax & Accounting Professionals	714	11	725	302	41.6%

“Big 3” Segments Combined	4,039	15	4,054	1,784	44.0%

Reuters News	549	-	549	111	20.1%

Global Print	408	-	408	158	38.6%

Eliminations/Rounding	(17)	-	(17)	-	n/a

Corporate costs	-	-	-	(82)	n/a

Consolidated totals	4,979	15	4,994	1,971	39.5%

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021

Revenues	1,594	1,647	1,738	1,765	1,574	1,614	1,674	1,710

Operating profit	441	825	508	631	398	391	414	257

Earnings (loss) from continuing operations	370	889	737	179	265	(71)	1,018	(177)

(Loss) earnings from discontinued operations, net of tax	(3)	5	19	39	(37)	(44)	(11)	2

Net earnings (loss)	367	894	756	218	228	(115)	1,007	(175)

Earnings (loss) attributable to common shareholders	367	894	756	218	228	(115)	1,007	(175)

Basic earnings (loss) per share

From continuing operations	$0.81	$1.89	$1.56	$0.37	$0.55	$(0.15)	$2.09	$(0.36)

From discontinued operations	(0.01)	0.01	0.04	0.08	(0.08)	(0.09)	(0.02)	-

	$0.80	$1.90	$1.60	$0.45	$0.47	$(0.24)	$2.07	$(0.36)

Diluted earnings (loss) per share

From continuing operations	$0.81	$1.89	$1.55	$0.37	$0.55	$(0.15)	$2.09	$(0.36)

From discontinued operations	(0.01)	0.01	0.04	0.08	(0.08)	(0.09)	(0.03)	-

	$0.80	$1.90	$1.59	$0.45	$0.47	$(0.24)	$2.06	$(0.36)

Revenues - Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues, except in the third and fourth quarters of 2022 when a significant strengthening in the U.S. dollar caused a moderate decrease to our revenues. Divestitures negatively impacted our revenues in the second and third quarters of 2023, despite increases from acquisitions.

Operating profit - Our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we generally become more profitable, and when our revenues decline, we generally become less profitable. The second quarter of 2023 and the fourth quarter of 2022 included gains from the sale of certain non-core businesses. In 2022 and 2021, our operating profit was impacted by the timing of costs associated with our Change Program, as well as benefits stemming from the Program.

Net earnings (loss) – Our net earnings (loss) have been significantly impacted by our investment in LSEG. The second and first quarters of 2023 and the first and fourth quarters of 2022 reflected increases in the value of our LSEG investment, while the third quarter of 2023, second quarter of 2022 and fourth quarter of 2021 reflected decreases in the value of our LSEG investment. While the third quarter of 2022 also included a significant reduction in the value of our LSEG investment, the reduction was virtually all due to the strengthening of the U.S. dollar against the British pound sterling, which was mitigated by gains on foreign exchange contracts related to a portion of the investment, which is denominated in British pound sterling.

Appendix D

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

●	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
●	Subsidiary Issuer – TR Finance LLC
●	Guarantor Subsidiaries on a combined basis
●	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
●	Eliminations – Consolidating adjustments
●	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

●	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
●	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and
●	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2023, our 2022 annual consolidated financial statements, as well as our 2022 annual management’s discussion and analysis included in our 2022 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC and set forth in SEC Release No. 33-10762.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended September 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	456	1,301	(163)	1,594

Operating expenses	(1)	-	(348)	(772)	163	(958)

Depreciation	-	-	(9)	(19)	-	(28)

Amortization of computer software	-	-	(4)	(128)	-	(132)

Amortization of other identifiable intangible assets	-	-	(12)	(12)	-	(24)

Other operating losses, net	(1)	-	(2)	(8)	-	(11)

Operating (loss) profit	(2)	-	81	362	-	441

Finance (costs) income, net:

Net interest (expense) income	(51)	-	3	16	-	(32)

Other finance income (costs)	39	-	(1)	79	-	117

Intercompany net interest income (expense)	50	-	(15)	(35)	-	-

Income before tax and equity method investments	36	-	68	422	-	526

Share of post-tax losses in equity method investments	-	-	-	(174)	-	(174)

Share of post-tax earnings (losses) in subsidiaries	331	-	(13)	58	(376)	-

Tax (expense) benefit	-	-	(10)	28	-	18

Earnings from continuing operations	367	-	45	334	(376)	370

Loss from discontinued operations, net of tax	-	-	-	(3)	-	(3)

Net earnings	367	-	45	331	(376)	367

Earnings attributable to common shareholders	367	-	45	331	(376)	367

	Three months ended September 30, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	504	1,213	(143)	1,574

Operating expenses	(5)	-	(371)	(790)	143	(1,023)

Depreciation	-	-	(12)	(22)	-	(34)

Amortization of computer software	-	-	(2)	(117)	-	(119)

Amortization of other identifiable intangible assets	-	-	(11)	(14)	-	(25)

Other operating gains (losses), net	-	-	7	(419)	437	25

Operating (loss) profit	(5)	-	115	(149)	437	398

Finance (costs) income, net:

Net interest expense	(39)	-	(1)	(8)	-	(48)

Other finance (costs) income	(194)	-	(1)	643	-	448

Intercompany net interest income (expense)	30	-	(12)	(18)	-	-

(Loss) income before tax and equity method investments	(208)	-	101	468	437	798

Share of post-tax losses in equity method investments	-	-	-	(525)	-	(525)

Share of post-tax earnings (losses) in subsidiaries	436	-	(2)	85	(519)	-

Tax (expense) benefit	-	-	(16)	8	-	(8)

Earnings from continuing operations	228	-	83	36	(82)	265

Loss from discontinued operations, net of tax	-	-	-	(37)	-	(37)

Net earnings (loss)	228	-	83	(1)	(82)	228

Earnings (loss) attributable to common shareholders	228	-	83	(1)	(82)	228

	Nine months ended September 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	1,533	3,937	(491)	4,979

Operating expenses	(7)	-	(1,108)	(2,398)	491	(3,022)

Depreciation	-	-	(30)	(57)	-	(87)

Amortization of computer software	-	-	(13)	(364)	-	(377)

Amortization of other identifiable intangible assets	-	-	(35)	(37)	-	(72)

Other operating gains (losses), net	22	-	(7)	338	-	353

Operating profit	15	-	340	1,419	-	1,774

Finance (costs) income, net:

Net interest (expense) income	(150)	-	7	22	-	(121)

Other finance income (costs)	13	-	-	(88)	-	(75)

Intercompany net interest income (expense)	158	-	(39)	(119)	-	-

Income before tax and equity method investments	36	-	308	1,234	-	1,578

Share of post-tax earnings in equity method investments	-	-	-	815	-	815

Share of post-tax earnings in subsidiaries	1,981	-	55	259	(2,295)	-

Tax expense	-	-	(49)	(348)	-	(397)

Earnings from continuing operations	2,017	-	314	1,960	(2,295)	1,996

Earnings from discontinued operations, net of tax	-	-	-	21	-	21

Net earnings	2,017	-	314	1,981	(2,295)	2,017

Earnings attributable to common shareholders	2,017	-	314	1,981	(2,295)	2,017

	Nine months ended September 30, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	1,604	3,756	(498)	4,862

Operating expenses	(9)	-	(1,191)	(2,443)	498	(3,145)

Depreciation	-	-	(36)	(74)	-	(110)

Amortization of computer software	-	-	(8)	(346)	-	(354)

Amortization of other identifiable intangible assets	-	-	(37)	(39)	-	(76)

Other operating gains (losses), net	-	-	7	(418)	437	26

Operating (loss) profit	(9)	-	339	436	437	1,203

Finance (costs) income, net:

Net interest expense	(118)	-	(1)	(26)	-	(145)

Other finance (costs) income	(232)	-	-	1,094	-	862

Intercompany net interest income (expense)	87	-	(37)	(50)	-	-

(Loss) income before tax and equity method investments	(272)	-	301	1,454	437	1,920

Share of post-tax losses in equity method investments	-	-	-	(552)	-	(552)

Share of post-tax earnings in subsidiaries	1,392	-	2	230	(1,624)	-

Tax expense	-	-	(71)	(85)	-	(156)

Earnings from continuing operations	1,120	-	232	1,047	(1,187)	1,212

Loss from discontinued operations, net of tax	-	-	-	(92)	-	(92)

Net earnings	1,120	-	232	955	(1,187)	1,120

Earnings attributable to common shareholders	1,120	-	232	955	(1,187)	1,120

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	September 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	1	-	368	2,147	-	2,516

Trade and other receivables	-	-	258	724	-	982

Intercompany receivables	3,811	-	470	5,265	(9,546)	-

Other financial assets	-	-	5	113	-	118

Prepaid expenses and other current assets	-	-	217	222	-	439

Current assets	3,812	-	1,318	8,471	(9,546)	4,055

Property and equipment, net	-	-	140	255	-	395

Computer software, net	-	-	53	1,203	-	1,256

Other identifiable intangible assets, net	-	-	1,032	2,143	-	3,175

Goodwill	-	-	3,801	2,866	-	6,667

Equity method investments	-	-	-	1,801	-	1,801

Other financial assets	70	-	7	296	-	373

Other non-current assets	-	-	104	477	-	581

Intercompany receivables	169	-	2	778	(949)	-

Investments in subsidiaries	16,530	-	484	4,371	(21,385)	-

Deferred tax	-	-	-	1,046	-	1,046

Total assets	20,581	-	6,941	23,707	(31,880)	19,349

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	1,480	-	-	-	-	1,480

Payables, accruals and provisions	72	-	289	564	-	925

Current tax liabilities	-	-	5	418	-	423

Deferred revenue	-	-	441	494	-	935

Intercompany payables	4,958	-	307	4,281	(9,546)	-

Other financial liabilities	-	-	15	70	-	85

Current liabilities	6,510	-	1,057	5,827	(9,546)	3,848

Long-term indebtedness	2,878	-	-	-	-	2,878

Provisions and other non-current liabilities	1	-	6	713	-	720

Other financial liabilities	-	-	22	182	-	204

Intercompany payables	-	-	778	171	(949)	-

Deferred tax	-	-	223	284	-	507

Total liabilities	9,389	-	2,086	7,177	(10,495)	8,157

Equity

Total equity	11,192	-	4,855	16,530	(21,385)	11,192

Total liabilities and equity	20,581	-	6,941	23,707	(31,880)	19,349

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	5	-	125	939	-	1,069

Trade and other receivables	-	-	458	611	-	1,069

Intercompany receivables	3,566	-	354	2,791	(6,711)	-

Other financial assets	-	-	5	199	-	204

Prepaid expenses and other current assets	-	-	245	224	-	469

Current assets	3,571	-	1,187	4,764	(6,711)	2,811

Property and equipment, net	-	-	159	255	-	414

Computer software, net	-	-	4	931	-	935

Other identifiable intangible assets, net	-	-	1,066	2,153	-	3,219

Goodwill	-	-	3,788	2,081	-	5,869

Equity method investments	-	-	-	6,199	-	6,199

Other financial assets	60	-	11	456	-	527

Other non-current assets	-	-	126	493	-	619

Intercompany receivables	190	-	-	778	(968)	-

Investments in subsidiaries	15,979	-	64	4,145	(20,188)	-

Deferred tax	-	-	-	1,118	-	1,118

Total assets	19,800	-	6,405	23,373	(27,867)	21,711

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	1,647	-	-	-	-	1,647

Payables, accruals and provisions	48	-	395	779	-	1,222

Current tax liabilities	-	-	2	322	-	324

Deferred revenue	-	-	341	545	-	886

Intercompany payables	2,385	-	406	3,920	(6,711)	-

Other financial liabilities	718	-	18	76	-	812

Current liabilities	4,798	-	1,162	5,642	(6,711)	4,891

Long-term indebtedness	3,114	-	-	-	-	3,114

Provisions and other non-current liabilities	2	-	4	685	-	691

Other financial liabilities	-	-	33	200	-	233

Intercompany payables	1	-	778	189	(968)	-

Deferred tax	-	-	219	678	-	897

Total liabilities	7,915	-	2,196	7,394	(7,679)	9,826

Equity

Total equity	11,885	-	4,209	15,979	(20,188)	11,885

Total liabilities and equity	19,800	-	6,405	23,373	(27,867)	21,711